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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 KINAM GOLD INC.
                            (Name of Subject Company)

                                 KINAM GOLD INC.
                        (Name of Person Filing Statement)

      $3.75 SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    49448220
                      (CUSIP Number of Class of Securities)

                                SHELLEY M. RILEY
                                    Secretary
                            Kinross Gold Corporation
                            52nd Floor, Scotia Plaza
                               40 King Street West
                        Toronto, Ontario, Canada M5H 3Y2
                            Telephone: (416) 365-5123

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                       and Communications on Behalf of the
                                 Filing Person)

                                    COPY TO:

                               KEITH L. POPE, ESQ.
                       Parr Waddoups Brown Gee & Loveless
                       185 South State Street, Suite 1300
                         Salt Lake City, Utah 84111-1537
                                 (801) 532-7840

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------

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ITEM 1.  SUBJECT COMPANY INFORMATION.

         The subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is Kinam Gold Inc., a Nevada corporation ("Kinam"), and the address and telephone number of its principal executive office are 802 East Winchester Avenue, Suite 100, Murray, Utah 84107, and (801) 290-1101.

         The title of the class of equity securities to which this Schedule 14D-9 relates is the $3.75 Series B Convertible Preferred Stock, par value $1.00 per share, of Kinam ("Kinam Preferred"). There are currently 1,840,000 outstanding shares of Kinam Preferred.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

         Kinam is the person filing this Schedule 14D-9 and is the subject company of the tender offer. The address and telephone number of Kinam's principal executive office are listed in Item 1 above.

         This Schedule 14D-9 relates to the tender offer by Kinross Gold U.S.A., Inc. (the "Purchaser"), a Nevada corporation and a wholly-owned subsidiary of Kinross Gold Corporation, an Ontario corporation ("Kinross," which includes, where appropriate, the Purchaser when Kinross is acting through that company), to purchase all of the outstanding shares of Kinam Preferred not held by Kinross (the "Publicly Held Shares") at a purchase price of $16.00 per share, upon the terms and subject to the conditions set forth in Kinross' Offer to Purchase (the "Offer to Purchase") dated February 20, 2002, and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Kinross and the Purchaser filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the "Commission") on February 20, 2002, which includes the Offer to Purchase and the Letter of Transmittal as exhibits.

         The address and telephone number of Kinross' principal executive office are 52nd Floor Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3Y2 and (416) 365-5123. The address and telephone number of the Purchaser's principal executive office are 802 East Winchester, Suite 100, Murray, Utah 84107 and (801) 290-1101.

         All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Kinross, the Purchaser or their affiliates (other than Kinam), or actions or events with respect to any of them, was provided for inclusion herein by Kinross or the Purchaser or obtained from reports or statements filed by Kinross or the Purchaser with the Commission, including without limitation, the Schedule TO, and Kinam takes no responsibility for such information.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

HISTORY AND BACKGROUND.

         Kinross acquired control of Kinam on June 1, 1998, by completing a merger in which Kinam became a majority owned subsidiary of Kinross. Immediately following the merger, Kinross held 100% of Kinam's outstanding common stock. Kinross subsequently transferred ownership of such shares to the Purchaser, which is currently Kinam's sole common shareholder. In July, 2001, Kinross acquired 945,400 shares of the Kinam Preferred, 51.4% of the issued and outstanding Kinam Preferred. These shares have also been transferred to the Purchaser. Kinross, through the tender offer, is now seeking to acquire the shares of Kinam Preferred stock it does not currently own.

         In connection with the 1998 merger, Kinross advanced $255.8 million to Kinam for repayment of Kinam's outstanding third-party bank debt. During the balance of 1998, Kinam repaid $41.6 million of this obligation. In 1999, Kinross advanced an additional $16.6 million to Kinam to permit it to purchase assets related to the True North property in Alaska. An additional $6.7 million was advanced by Kinross in 2000, and approximately $14.9 million in the first nine months of 2001, primarily for True North property development and to repay third-party long-term debt obligations of Kinam. Kinam has repaid a portion of the original advance of $255.8 million and the additional advances, with the result that the balance of this obligation was $234.8 million at September 30, 2001. During the fourth quarter of 2001, this obligation was reduced by an additional $18 million, resulting in a balance of approximately $216.8 million as of December 31, 2001. These advances are non-interest bearing, are due on demand, and have no fixed terms of repayment.

         Pursuant to the 1998 merger, Kinross acquired a demand loan in the principal amount of $92.3 million from Cyprus Amax Minerals Company, the former parent of Kinam, that was an obligation of Kinam. Kinross has not charged Kinam interest on this loan. Subsequent partial repayments reduced this demand loan payable to $73.6 million at December 31, 2000, and it has remained unchanged through December 31, 2001. The demand loan is non-interest bearing, due on demand, and does not have any fixed terms of repayment.

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         Effective January 1, 2001, Kinross transferred all of the outstanding shares of La Teko Resources, Inc. to Kinam in exchange for the issuance of 100 shares of Kinam common stock. This transaction was recorded on the financial statements of Kinam at the carrying value of La Teko's assets of approximately $36 million at December 31, 2000.

         Kinross has arranged for the issuance of letters of credit under a syndicated credit facility to guarantee the obligations of Kinam under the Fort Knox Industrial Revenue Bonds totaling $49.9 million as of December 31, 2001. The Kinam assets associated with Fort Knox are pledged to secure this syndicated credit facility. In addition, Kinross has guaranteed surety bonds for Kinam on various projects in the aggregate principal amount of approximately $40 million.

CONFLICTS OF INTEREST BETWEEN KINROSS AND KINAM

         Kinross currently controls the business, management, and direction of Kinam. Since Kinross controls Kinam, the financial results of both businesses are reported on a consolidated basis. The Kinam Preferred is currently reflected as a minority interest liability on the Kinross balance sheet at a balance of $48 million. The acquisitions of the Kinam Preferred that Kinross does not currently own will eliminate this liability and, to the extent that the acquisition cost of the Kinam Preferred is less than the carrying value on the Kinross consolidated balance sheet, the difference will be used to reduce the carrying value of certain property, plant and equipment on Kinross' balance sheet. This will reduce the future amortization, depletion and depreciation charges associated with these assets. In addition, Kinross will no longer be required to reflect the dividends accrued on the Kinam Preferred as an expense, thereby increasing earnings, if any, that Kinross can report in the future.

         In addition, Kinross has historically advanced funds to Kinam to pay for expenses and obligations that are not otherwise covered by Kinam's cash from operations and does not receive any interest on these advances. In addition, Kinross has not charged Kinam a management fee for the services provided to Kinam by Kinross' officers. Consequently, Kinross indirectly bears the burden of the costs and management time spent in preparing and filing periodic reports of Kinam pursuant to the Securities Exchange Act of the United States. If Kinam terminates its obligation to file reports under the United States securities laws, Kinross would save the costs associated with these filings, including the preparation and audit of separate financial statements for Kinam. All of the foregoing benefit Kinross and are not necessarily beneficial from the point of view of the holders of the Publicly Held Shares.

         Kinross controls the shareholder vote for all matters presented jointly to the common and preferred shareholders of Kinam and thus controls the election of directors of Kinam. After Kinam's failure to pay six consecutive quarterly dividend payments, which occurred November 15, 2001, the holders of the preferred stock, voting separately as an independent class, have the right to elect two directors to Kinam's board. However, since Kinross holds 51.4% of the outstanding preferred stock, it also controls this vote.

CONFLICTS OF INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS

         The directors and the executive officers of Kinam have interests in connection with the Offer that present them with actual or potential conflicts of interest, as summarized herein.

         All of the members of the board of directors of Kinam, including the members of the special committee that were appointed by the Kinam directors, are directors or officers of Kinross. In addition, all of the executive officers of Kinam are executive officers of Kinross and are paid for their services by Kinross. Kinross does not charge Kinam for the management services provided to Kinam by the officers and directors of Kinross. The members of the Kinam special committee also hold Kinross common shares and options to acquire Kinross common shares (in the aggregate, less than 1% of the outstanding Kinross common shares). In addition, one of the members of the special committee, Cameron Mingay, is a partner in a law firm that provides legal services to both Kinam and Kinross. Other directors and officers of Kinam also have equity interests in Kinross.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         The board of directors of Kinam appointed a special committee to review the fairness of the offer to the holders of the Publicly Held Shares (the "non-affiliated holders.") The members of this special committee are not employees of either Kinam or Kinross but are directors of Kinross and hold equity positions in Kinross, in the aggregate totaling less than 1% of the issued and outstanding Kinross common shares. In addition, one of the members of the special committee, Cameron Mingay, is a partner in a law firm that provides legal services to both Kinam and Kinross. The special committee retained independent counsel to advise it and Raymond James Ltd. ("Raymond James") to provide an opinion regarding the fairness, from a financial point of view, of the offer to the holders. Based on a number of factors, including the opinion provided by Raymond James, the special committee unanimously concluded that the terms of the offer, including the offer price of $16.00 per share, were fair to the non-affiliated holders. However, no representative acting solely on behalf of the non-affiliated holders participated in the negotiations of the terms of the offer and the tender is not subject to approval by the majority of the non-affiliated holders.

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         Each of the members of the special committee is a director of Kinross and holds an equity position in Kinross and, consequently, is not independent from the Kinross tender offer. As a result of this lack of independence, the special committee did not deem it appropriate for it to make a recommendation with respect to whether the non-affiliated holders should accept or reject the tender offer. The special committee therefore determined that it should remain neutral and did not recommend for, recommend against, or express an opinion with respect to whether the non-affiliated holders should accept the tender offer. Each holder of the Publicly Held Shares should independently decide based on the information contained in this Solicitation/Recommendation Statement, the information in the offer to purchase, the information about Kinam and Kinross that is publicly available, and any other factors deemed relevant by the holder, whether or not it is in such holder's best interests to accept or reject the tender offer.

         In reaching the determination that the tender offer was fair to the non-affiliated holders, the special committee considered, among other matters, the following items:

     o That Raymond James, an independent financial advisor, provided a fairness opinion to the special committee of Kinam directors, which opinion concluded, as of February 14, 2002, based upon and subject to the various considerations set forth in its opinion, that the $16.00 per share offer price is fair, from a financial point of view, to the holders of the Kinam preferred stock;

     o The financial analyses contained in the report delivered to the special committee by Raymond James in connection with its fairness opinion;

     o The fact that Kinross' offering price represents a premium of 71.4% above the average closing price for the Kinam preferred stock of $9.337 for the 30 trading days prior to the first announcement regarding Kinross' consideration of the tender offer at a potential price of $16.00 per share;

     o The fact that the historical trading volume for the Kinam preferred stock has been limited and that the trading market is illiquid, which may cause isolated transactions in the stock to have a significant impact on the trading price and which may make it difficult for holders of a substantial amount of preferred stock to sell their securities at prices reported by the American Stock Exchange;

     o The current conversion rate of the Kinam preferred stock under the Kinam articles of incorporation of 4.8512 shares of Kinam common shares for each share of Kinam preferred stock and the recent trading prices of the Kinross common shares;

     o The fact that Kinam's financial statements, as of September 30, 2001, reflect that its liabilities exceed its assets by $81.3 million, and that Nevada corporate laws prohibit the payment of dividends by a corporation if, after payment of the dividend, its liabilities would exceed the value of its assets;

     o The fact that Kinam suffered net losses of $53.2 million and $112.7 million for the years ended December 31, 2000 and 1999, respectively, and $12.8 million for the nine months ended September 30, 2001, even though it was not paying interest on its obligations to Kinross or paying for the management services provided by Kinross;

     o The significant obligation of Kinam to Kinross in the amount of approximately $290 million at December 31, 2001;

     o The rights and preferences of the Kinam preferred stock, as set forth in the articles of incorporation of Kinam, including the dividend and liquidation preferences, voting rights, conversion rights, and the redemption provisions;

     o The fact that the liquidation preference set forth in the Kinam preferred stock designation would be subject to the payment of all of the other liabilities and obligations of Kinam and, in a liquidation event, the assets of Kinam may not be sufficient to pay any or all of such liquidation preference;

     o The fact that no provision in the Kinam preferred stock designation obligates Kinross to repurchase or redeem the shares of Kinam preferred stock or to liquidate Kinam at any set time in the future; and

     o The future business prospects of Kinam and the gold market in general, including Kinam's operations and assets and their relationship to the price of gold.

         In coming to its conclusion that the offer is fair to the non-affiliated holders, the special committee of Kinam directors also considered the following negative factors:

     o The fact that Kinross acquired the shares of Kinam preferred stock that it now holds in July 2001 in exchange for Kinross common shares which were valued at more than the $16.00 price per share offered in the tender offer;

     o The fact that shareholders who tender their shares, or who receive cash in exchange for their shares in any merger following the tender offer, will no longer be holders of the Kinam preferred stock and, therefore, will not participate in any future earnings or growth of Kinam that may otherwise affect the value of the Kinam preferred stock, to the extent any occurs;

     o The fact that the special committee of Kinam directors that was formed for the purpose of independently analyzing the fairness of the Kinross tender offer are all also directors and equity holders of Kinross and thus subject to conflicts of interest with respect to their recommendation and findings related to the Kinross offer; and

     o The fact that, since Kinross owns 100% of the outstanding common shares and over 50% of the outstanding preferred shares of Kinam, no third-party would be likely to make any bid for the publicly-held shares of Kinam preferred stock and, consequently, there can be no "market check" on the transaction by someone making a competing bid.

         After considering the factors described above, the Kinam special committee unanimously concluded that the offer is fair to the non-affiliated holders of Kinam preferred stock. The foregoing discussion of the information and factors considered by the special committee is not intended to be exhaustive, but is believed to include all material factors considered by the special committee.

         The members of the special committee evaluated the Offer in light of their knowledge of the business, financial condition and prospects of Kinam and the advice of its legal and financial advisors. In view of the variety of factors considered in connection with their evaluation of the Offer, the special committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the factors set forth above. Rather, the special committee reached its determination based on the totality of the circumstances and the advice of the legal and financial advisors separately retained by the special committee to assist it in making its determinations. The determination by the special committee does not purport to be the only conclusion possible. In the final analysis, the adequacy, fairness, and acceptability of the tender offer is for each non-affiliated holder to decide in the manner that each holder deems best.

         The shares of Kinam Preferred currently held by Kinross Gold USA will not be tendered into the Offer. None of the officers or directors of Kinross, Kinam Gold USA or Kinam owns any shares of the Kinam Preferred.

FAIRNESS OPINION OF RAYMOND JAMES

The special committee retained Raymond James to provide it with a fairness opinion in connection with the tender offer. Raymond James was selected to act as the special committee's financial advisor based on Raymond James' qualifications, expertise, and reputation. At the meeting of the special committee on February 14, 2002, Raymond James rendered to the special committee of the Kinam board of directors its oral opinion, subsequently confirmed in writing, that as of that date, and subject to and based on the various considerations set forth in its opinion, the price to be received by the holders of Kinam preferred stock pursuant to the tender offer was fair from a financial point of view to the holders of shares of preferred stock and that the $16.00 offer fell within the valuation range for the Kinam preferred stock established by Raymond James.

THE FULL TEXT OF RAYMOND JAMES' WRITTEN OPINION AND REPORT TO THE SPECIAL COMMITTEE, DATED AS OF FEBRUARY 14, 2002, WHICH SET FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY RAYMOND JAMES IN RENDERING ITS OPINION, IS ATTACHED AS EXHIBITS (a)(2)(A) AND (a)(2)(B) TO THE SCHEDULE TO FILED BY KINROSS AND THE PURCHASER WITH THE SECURITIES AND EXCHANGE COMMISSION. A COPY OF THE OPINION OF RAYMOND JAMES IS INCLUDED WITH THIS SOLICITATION/RECOMMENDATION STATEMENT. COPIES OF THE OPINION AND REPORT ARE AVAILABLE FOR INSPECTION AND COPYING BY HOLDERS OF KINAM PREFERRED STOCK OR THEIR PROPERLY DESIGNATED REPRESENTATIVES AT KINROSS' PRINCIPAL BUSINESS OFFICES, 52ND FLOOR, SCOTIA PLAZA, 40 KING STREET WEST, TORONTO, ONTARIO M5H 3Y2, CANADA, DURING REGULAR BUSINESS HOURS. RAYMOND JAMES' OPINION IS DIRECTED TO THE SPECIAL COMMITTEE OF THE KINAM DIRECTORS, ADDRESSES ONLY THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE TENDER OFFER, AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE TENDER OFFER NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF THE SHARES OF PREFERRED STOCK TO TENDER SHARES PURSUANT TO THE TENDER OFFER. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION AND THE REPORT.

In connection with rendering its opinion, Raymond James, among other things:

     o reviewed certain publicly available financial statements and other information of Kinross and Kinam, respectively;

     o reviewed certain internal information, including life of mine analyses for Kinross and Kinam, respectively;

     o reviewed the trading activity and prices for the Kinam preferred stock and the common shares of Kinross;

     o compared the trading activity and price of the Kinam preferred stock and the common shares of Kinross with other publicly-traded companies comparable to Kinam and Kinross;

     o reviewed certain gold industry reports and certain research reports published by United States and Canadian investment banks on Kinross and other gold producers;

     o    reviewed the articles of incorporation of Kinam;

     o reviewed the past, current, and anticipated financial returns of the Kinam preferred stock under different gold price scenarios;

     o reviewed the financial terms, to the extent publicly available, of certain similar tender offers;

     o discussed the strategic and financial considerations for the tender offer with the management of Kinross and the special committee of Kinam directors;

     o discussed the current and prospective business outlook of Kinross and Kinam with the management of Kinross and Kinam, respectively;

     o reviewed correspondence from counsel for the Franklin Funds relating to its negotiations with the management of Kinross over the sale of its shares of the preferred stock;

     o    held discussions with the auditors of Kinam and Kinross;

     o    held discussions with the legal advisors of Kinross and Kinam; and

     o performed such other analyses and considered such other factors as it deemed appropriate.

In rendering its opinion, Raymond James assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion including, without limitation, any information obtained in the context of the actions outlined above and any information provided by Kinross or Kinan and their legal or accounting advisors. With respect to the internal information, Raymond James assumed that it was reasonably prepared and reflected the best currently available estimates and judgments of the future performance of Kinam and Kinross, respectively. Raymond James did not make any independent valuation or appraisal of the assets or liabilities of Kinam or Kinross; nor was it furnished with any such appraisals. The opinion of Raymond James is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it, as of February 14, 2002.

The following is a brief summary of the material financial analyses performed by Raymond James in connection with its oral opinion and the preparation of its written opinion dated February 14, 2002.

In analyzing the value of the Kinam preferred stock, Raymond James reviewed the prices paid for shares of the Kinam preferred stock in prior transactions, assessed the current and future financial performance of Kinam through the discounted cash flow method, compared the preferred stock to similarly rated publicly-traded securities with and without conversion features and reviewed several "going private" transactions. Similar valuation techniques were applied to Kinross, including a peer analysis of a group of senior and intermediate gold producers. The discounted cash flow analyses were conducted at discount rates of 5% and 10% and at various price levels for gold from $275.00 per ounce to $325.00 per ounce. Historical trading prices from the initial offering of the Kinam preferred stock to the current date were reviewed, as were prices for the Kinross common shares over the past five years.

Raymond James reviewed the Articles of Incorporation of Kinam and conducted a financial review of Kinam, including common tests to determine the adequacy of dividend coverage and book value per share reserves. As the Kinam preferred stock is a hybrid instrument, Raymond James disaggregated it into its component pieces and compared such pieces on a number of measures to other similarly rated instruments and to the tender offer price.

         PRECEDENT TRANSACTIONS ANALYSIS

No transaction utilized for comparative purposes is identical to the currently contemplated transaction. A review of "going private" transactions under Rule 13E-3 was conducted to assess the level of premiums paid to minority shareholders. While these transactions were not identical to the transaction in question, the premiums offered to holders of Kinam preferred stock are significantly higher on average than those offered to minority shareholders in several of the precedent transactions examined. In order to assess the en-bloc value of the common shares of Kinross to be received upon conversion of the Kinam preferred stock, Raymond James also reviewed recent merger and acquisition transactions in the mining industry, based upon value benchmarks implied by price to cash flow ratios. Raymond James believes that a range of price to cash flow ratios for Kinross' common shares on an en bloc basis implied by a price range of $15.00 to $18.00 per share of Kinam preferred stock is fair based on the life of Kinross' mine reserves and the cost of its operations relative to other producers in the industry.

         PRIOR PURCHASE ANALYSIS

Raymond James reviewed the terms of the purchase by Kinross of Kinam preferred stock from certain of Kinam's preferred shareholders in July 2001. The sellers in these transactions - the Franklin Funds, Capital Pro International, Inc. and The Tell Fund - received consideration that was different from and valued higher than the current tender offer price. Raymond James noted differences between those sales and the tender offer which may account for the price differential; namely the difference in the form of consideration, the apparent absence in the earlier sales of any formal attempt to value the Kinam preferred stock and the nature of the negotiations, including threatened litigation in the negotiations with the Franklin Funds.

         INTRINSIC VALUE ANALYSIS

Raymond James analyzed the market price of Kinam and other D-rated preferred shares in comparison with their intrinsic value, which is defined as the value of accrued dividends plus the value of the underlying Kinross common shares that would be received upon conversion. Since the announcement of the suspension of dividends on the preferred stock in July 2000, the premium of preferred stock price to intrinsic value has declined steadily. Raymond James calculated that other D-rated preferred shares are trading at a 31.4% discount to intrinsic value. A price range of $15.00 to $18.00 per share of Kinam preferred stock represents premiums of 27.7% to 53.2% to intrinsic value.

         CONVERTIBLE ANALYSIS--METHOD 1

As the Kinam preferred stock is a hybrid instrument, Raymond James disaggregated it into its component pieces of a fixed income security and an option and compared these on a number of measures to other similarly rated instruments and to the tender offer price. This analysis showed that:

     o other D-rated preferred shares are trading at dividend yields of 63.5% and net dividend yields (after adjusting for option value) in excess of 100%; and

     o Economic value is defined as the sum of implied fixed income value of the shares at a given net dividend yield level plus the option value. A price range of $15.00 to $18.00 at an implied net dividend yield of 50% represents a premium to economic value of 39% to 69%. . Applying higher net dividend yields that are more consistent with market comparables as described above would imply a greater premium to economic value for the Kinam preferred stock.

         CONVERTIBLE ANALYSIS--METHOD 2

Raymond James also compared the market conversion price of D-rated convertible preferred shares to the price of the underlying common stock in order to calculate their conversion premiums. Market conversion price is defined as the market price of the preferred stock divided by its conversion ratio. Other D-rated convertible preferred shares are currently trading at average conversion premiums of 88%. A price range of $15.00 to $18.00 per share of Kinam preferred stock represents conversion premiums of 189% to 247% to the price of Kinross' common shares.

         CONVERTIBLE ANALYSIS--METHOD 3

Raymond James compared a price range of $15.00 to $18.00 for the Kinam preferred stock to the sum of the accrued dividends and the Black Scholes option value implicit in the Kinam preferred stock. Raymond James then compared this relationship to similar ratios for the group of D-rated convertible preferred shares. Raymond James' calculations illustrated that other D-rated convertible preferred shares are trading at, on average, a 22% discount to their combined option value and accrued dividend value. In comparison, a price range of $15.00 to $18.00 per share of Kinam preferred stock represents premiums of 52% to 85% to the combined value of the accrued dividends of the Kinam preferred stock and its implicit option value.

         DISCOUNTED CASH FLOW ANALYSIS

Raymond James also conducted a discounted cash flow analysis, using a range of assumptions regarding the price of gold, to calculate the net asset values of Kinam. Assuming a 5% discount rate, Raymond James estimated the net asset value of Kinam to be approximately negative $99 million, where the price of gold is $300.00 per ounce in 2002, increasing to $325.00 in 2005; negative $73 million, where the price of gold is $325.00 per ounce for the entire life of the mine; and negative $116 million, where the price of gold is $300.00 per ounce in 2002, increasing to $315.00 in 2004.

Raymond James performed a similar analysis for Kinross. See COMPARABLE COMPANY ANALYSIS BELOW.

         TRADING VALUE ANALYSIS

Raymond James reviewed the historical trading prices of the Kinam preferred stock during the past year. Based on the closing price of the Kinam preferred stock on February 1, 2002, the last day of trading prior to the Kinam Board's announcement of the consideration of a possible offer, a $15.00 to $18.00 price range represents a 4.5% discount to a 14.7% premium. Based on the average trading price for the 30 calendar day period prior to February 4, 2002, a $15.00 to $18.00 price range represents premiums of 47.6% and 77.2%, respectively. Based on the average trading price during the 365-day period prior to February 4, 2002, a $15.00 to $18.00 price range per share represents premiums of 67.9% and 101.6%, respectively.

         COMPARABLE COMPANY ANALYSIS

Holders of Kinam preferred stock are entitled to receive 4.8512 Kinross common shares upon conversion of each share of Kinam preferred stock. Raymond James analyzed the valuation of the underlying Kinross common shares to comparable companies using industry benchmarks. Raymond James compared the effective price to net asset value (P/NAV) ratio implied by a $15.00 to $18.00 price range to industry averages, using a variety of net asset value estimates published by industry research analysts on Kinross and on the industry,. Raymond James concluded that the $15.00 to $18.00 price range implies effective P/NAV ratios that are at a premium to the average industry P/NAV ratios and Kinross' current P/NAV ratio.

Raymond James also calculated the effective price to cash flow ratio of each Kinross common share to be received by a holder of Kinam preferred stock on conversion for a price range of $15.00 to $18.00. A price range of $15.00 to $18.00 per share implies price to 2002 cash flow ratios of 8.3x to 11.2x compared to current industry average of 9.4x and Kinross' price to 2002 cash flow ratio of 5.0x. A price range of $15.00 to $18.00 implies price to 2003 cash flow ratios of 13.4x to 18.1x compared to an industry average of 10.9x and Kinross' price to 2003 cash flow ratio of 8.1x.

In addition, Raymond James conducted additional tests to determine the value of the preferred stock, including, but not limited to, reviews of the adequacy of preferred dividend coverage, Kinam's record of dividend payments, equity (or book value) of the preferred stock, and independent credit assessments. Raymond James also analyzed the historical trading value of the preferred stock, standing alone and as compared to other comparably rated securities. As a result of the capital deficiency of Kinam, as confirmed by the results of the discounted flow analysis, the preferred stock currently possesses insufficient asset coverage for a liquidation analysis to be meaningful.

Based upon and subject to the analysis summarized above and certain other qualifications, Raymond James opined on February 14, 2002, that the price to be received by the holders of shares of Kinam preferred stock pursuant to the tender offer was fair from a financial point of view to such holders and within the range of value that it provided in its oral report on February 14, 2002.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Raymond James considered the results of all of its analyses as a whole and did not attribute any particular weight to any particular analysis or factor considered by it. Furthermore, Raymond James has informed the Kinam special committee of its belief that selecting any portion of its analyses or factors considered by it, without considering all analyses and factors as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the results from any particular analysis described above should therefore not be taken to be Raymond James' view of the actual value of the preferred stock. Raymond James did not draw any conclusion as to any particular analysis, but considered all of its analyses as an entirety in reaching its conclusion as to fairness from a financial point of view.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Kinam or Kinross. Any estimates contained in Raymond James' analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses were prepared solely as part of Raymond James' analysis of the fairness from a financial point of view of the tender offer, and were conducted in connection with the delivery by Raymond James of its opinion dated February 14, 2002 to the Kinam special committee. The analyses do not purport to be appraisals or to reflect the prices at which the preferred stock actually may be valued or the prices at which the preferred stock may actually trade in the marketplace. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

In addition, as described above, Raymond James' opinion and presentation to the special committee of the Kinam directors was one of many factors taken into consideration by the special committee in making its determination that the tender offer was fair to the non-affiliated holders. Consequently, the Raymond James analyses as described above should not be viewed as determinative of the opinion of the special committee of the Kinam directors with respect to the value of the preferred stock. The purchase price of the tender offer and other terms of the tender offer were determined by the Kinross board of directors. Raymond James did not recommend any specific tender offer price to the special committee of the Kinam directors or that any given tender offer price constituted the only appropriate tender offer price.

Raymond James is an internationally recognized investment banking and advisory firm. Raymond James, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of Raymond James' trading, brokerage and financing activities, Raymond James or its affiliates may at any time hold long or short positions, trade or otherwise effect transactions, for its own account or for the account of customers, in the equity securities of Kinam or Kinross.

Pursuant to an engagement letter, dated January 24, 2002, between Raymond James and Kinam, Raymond James provided a financial opinion and financial advice in connection with the tender offer. Kinam agreed to pay Raymond James a fee of $77,500 for providing a fairness opinion in connection with the tender offer. In addition, Kinam has agreed to indemnify Raymond James and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Raymond James or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Raymond James' engagement and any related transactions. In April 1998, Goepel McDermid Securities, a predecessor of Raymond James, provided a fairness opinion to Kinross on an unrelated matter and received usual and customary fees for the rendering of these services.

ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

             Kinross retained Georgeson Shareholder Securities Corporation to act as Dealer Manager in connection with the Offer. Georgeson Shareholder Securities Corporation will receive usual and customary fees in connection with the Offer, including, reimbursement for certain expenses for its services as Dealer Manager. Georgeson Shareholder Securities Corporation will also be indemnified against certain liabilities in connection with its engagement as Dealer Manager, including certain liabilities under the federal securities laws.

         Kinross also retained Georgeson Shareholder Communications Inc. to act as Information Agent and Alpine Fiduciary Services, Inc., to act as Depositary in connection with the Offer. The Information Agent and Depositary will receive reasonable and customary compensation for their services, will be reimbursed by Kinross for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

         Kinross is paying approximately $75,000 to Georgeson for the above-described services, in addition to amounts related to printing, filing and other similar costs.

         The special committee of the Kinam directors retained Raymond James to provide it with a fairness opinion in connection with the tender offer. Kinam agreed to pay Raymond James a fee of $77,500 for providing a fairness opinion in connection with the tender offer. In addition, Kinam has agreed to indemnify Raymond James and its affiliates, and their respective directors, officers, agents and employees and each person, if any, controlling Raymond James or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Raymond James' engagement and any related transactions. In April 1998, Goepel MeDermid Securities, a predecessor of Raymond James, provided a fairness opinion to Kinross on an unrelated matter and received usual and customary fees for rendering of these services. Raymond James was selected to act as the special committee's financial advisor based on Raymond James' qualifications, expertise, and reputation.

         The special committee of Kinam directors also retained independent legal counsel, Foley, Hoag and Eliot LLP, to advise it with respect to the tender offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         No transaction in shares of Kinam Preferred has been effected within the past 60 days by Kinam or, to the knowledge of Kinam, any executive officer, director, affiliate or subsidiary of Kinam.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         (a) Except as indicated in Items 3 and 4 above, Kinam is not undertaking or engaged in any negotiations in response to the Offer that relate to a tender offer or other acquisition of Kinam's securities by Kinam, any of its subsidiaries or any other person.

         (b) Except as indicated in Items 3 and 4 above or in the following paragraphs, Kinam is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) any extraordinary transaction, such as a merger, reorganization or liquidation involving Kinam or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of Kinam or any of its subsidiaries, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Kinam.

         It is anticipated that on completion of the Offer, Kinam will delist its preferred stock from the American Stock Exchange and will terminate the registration of the Kinam Preferred under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a consequence, Kinam will no longer be subject to the reporting and other requirements of the Exchange Act, including requirements to file annual and other periodic reports, to provide proxy and information statements to stockholders in connection with annual and special meetings of stockholders or to provide the type of going private disclosure contained in the Offer to Purchase.

         Holders of Kinam Preferred who do not tender their shares prior to the expiration date would continue as stockholders of Kinam. In the event that Kinross does not acquire all of the shares of the Kinam Preferred, Kinross has indicated its intention to cause Kinam to complete a merger, or a recapitalization, in which any remaining non-affiliated stockholders would receive cash for their shares of Kinam Preferred, or Kinross may permit such shareholders to remain as minority shareholders in Kinam. Kinross intends to hold the Kinam Preferred acquired in the Offer. If Kinross acquires all of the remaining 894,600 shares of Kinam Preferred that it does not already own, through the Offer or otherwise, it will determine at that time whether to retire, cancel or continue to hold the shares. At this time, Kinross has indicated it has no intention or plan to cause any of the shares acquired in the Offer to be redeemed by Kinam. At the time of this filing, Kinross owns 51.4% of the outstanding shares of the Kinam Preferred. If Kinross acquires a sufficient number of shares to give it control of 66.67% of the Kinam Preferred, it will have the necessary vote to control all matters with respect to the Kinam Preferred, including amendment of the preferred stock designation in Kinam's articles of incorporation.

         Except as indicated in Items 3 and 4 or in this Item 7, no transaction, board resolution, agreement in principal or signed contract has been entered into in response to the Offer that relates to the types of transactions referred to in paragraphs (a) or (b) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION.

         The information contained in the Exhibits listed in Item 9 below is incorporated herein by reference.

ITEM 9.  EXHIBITS.

         (a)(1) Fairness Opinion, dated February 14, 2002, issued by Raymond James Ltd.

         (a)(2)   Not applicable.

         (a)(3)   Not applicable.

         (a)(4)   Not applicable.

         (a)(5) Press release, dated February 4, 2002, filed on Schedule 14D-9 on February 4, 2002.

         (e)      Not applicable.

         (g)      Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Schedule 14D-9 is true, complete, and correct.

                                    KINAM GOLD INC.


February 20, 2002                   By /s/ Cameron A. Mingay
                                       ---------------------
                                       Cameron A. Mingay
                                       Director and Member of Special Committee
                                       of Kinam Gold Inc. Directors